Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch
(202) 419-8416
clynch@stradley.com

June 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-9303

Attention:	Ms. Melissa McDonough, Esquire

GuideStone Funds
File Nos. 333-53432, 811-10263

Dear Ms. McDonough:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on May 26, 2022 and June 24, 2022, with regard to the Annual Report to Shareholders of the Registrant (the “Annual Report”) and Form N-CEN for the period ended December 31, 2021.  The Annual Report was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2022, and Form N-CEN was filed on March 11, 2022.  Below we have provided your comments and the Registrant’s response to each comment.   Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Annual Report.
1) Comment: Please describe in correspondence why the Trustee and officers table provides information current as of July 1, 2021 when the Annual Report is as of December 31, 2021.

Response:  The Registrant notes that the requirements set forth in Items 27(b)(5) and 17(a)(1) of Form N-1A do not specify a date requirement for the Trustee and officers table.  The information provided in the Trustee and officers table was as of December 31, 2021.  The July 1, 2021 date was inadvertently carried over from the semi-annual report template.  The Registrant will provide information in the Trustee and officers table current as of at least December 31, 2022, with the accurate date noted, in its next annual report to shareholders.

U.S. Securities and Exchange Commission

2) Comment:  The Financial Highlights for the International Equity Fund provide a footnote stating that the amount of total return for 2020 includes the effect of the Adviser pay-in for an economic loss, and the Registrant’s 2020 N-CEN did not include disclosure for Items B.14 or B.22, which might have explained the cause of the economic loss.  Please describe in correspondence what this payment relates to and any internal control implications it may have.

Response:  The reason for this pay-in was a trade error by an unaffiliated sub-adviser.

On June 24, 2020, a sub-adviser to the International Equity Fund, MFS Investment Management (“MFS”), intended to purchase an 85 million Euro trade basket program for the Fund.  The Portfolio Specialist Team at MFS, the team that specializes in program trade basket creation and works with portfolio managers to create blocks of orders, modelled the program in Global Portfolio Modeler (GPM) according to the instructions from the portfolio manager (GPM is an internally developed program-order creation application utilized to create a large number of orders from cash flows, portfolio restructuring, transitions, or rebalances).  Due to a technology glitch, two of the names in the portfolio were not purchased on June 24th as part of the buy program as intended, resulting in the trade error.  The portion of the cash flow that should have been allocated to these two names was distributed across the other names in the portfolio.

On July 21, 2020, MFS identified the trade error and corrected the affected positions by running a new trade basket program; the names with an over-allocation were sold while the positions in the missing names with an under-allocation were added to, which brought the Fund’s portfolio in line with the sub-adviser’s model portfolio.  The trade impact to the Fund’s portfolio was a loss of 435,904.97 EUR, for which MFS reimbursed the Fund.  It was this pay-in amount to which the footnote related.

There was no disclosure on Items B.14 of Form N-CEN because the sub-adviser making the payment is not an affiliated person or principal underwriter of the Fund, or an affiliated person of an affiliated person or principal underwriter of the Fund.  Likewise, no NAV error occurred with respect to the International Equity Fund, so there was no disclosure required in Item B.22.

3) Comment:  The SEC adopted amendments to Form N-CEN in 2018, 2019, and 2020, amendments to Form N-CSR in 2020, and amendments to Form N-MFP in 2021. Please describe in correspondence any impact to your internal control environment in response to these amendments and whether the changes should have been disclosed in Item 11(b) of Form N-CSR.

Response:  The Registrant continually reviews its internal controls over financial reporting.  As part of its ongoing review, the Registrant’s compliance staff undertook a comprehensive review of the internal procedures for the production and/or review of Form N-CEN, Form N-CSR and Form N-MFP, taking into consideration the amendments to those Forms.  This review resulted in some procedural enhancements at the

U.S. Securities and Exchange Commission

Registrant’s administrator and accounting services provider (“Administrator”), and within internal GuideStone departments to tighten controls and decrease the likelihood that reporting errors would occur.  For each Form that is filed with the SEC, GuideStone has a responsibility matrix, noting which departments are responsible for reviewing each line item included in the filing.  The departments responsible for providing and reviewing information updated their departmental desktop procedures to include step-by-step instructions for each line item.  These changes did not materially affect and are not reasonably likely to materially affect the Registrant’s internal control over financial reporting.

4) Comment:  Please explain how the Low-Duration Bond Fund, Strategic Alternatives Fund and Medium-Duration Bond Fund meet the diversification requirements of Section 5(b) of the Investment Company Act of 1940 (“1940 Act”) considering individual investments representing more than 5% of single issuers are greater than 25% of total assets of each fund.

Response:  Each of the Low-Duration Bond Fund, Strategic Alternatives Fund and Medium-Duration Bond Fund was in compliance with the requirements set forth in Section 5(b)(1) of the 1940 Act as of December 31, 2021 and all prior fiscal quarter ends and continues to remain in compliance with those requirements.  The Registrant notes that Section 5(c) of the 1940 Act states that “a registered diversified company which at the time of its qualification as such meets the requirements of paragraph (1) of subsection (b) shall not lose its status as a diversified company because of any subsequent discrepancy between the value of its various investments and the requirements of said paragraph, so long as any such discrepancy existing immediately after its acquisition of any security or other property is neither wholly nor partly the result of such acquisition.”  The Administrator utilizes Charles River to daily monitor (on a post-trade T+1 basis) each Fund’s compliance with its investment guidelines, including 1940 Act rules.  The Chief Compliance Officer of the Registrant has confirmed that those portfolio compliance test results do not indicate that there were any holdings of a Fund that exceeded more than 5% of the Fund’s assets (other than U.S. Government securities and money market fund shares), and thus there was no breach of the 1940 Act issuer diversification rule (which, in any event, is applied at the time of purchase).

5) Comment:  Regarding the Medium-Duration Bond Fund, Global Bond Fund, Defensive Market Strategies Fund, Global Impact Fund and Strategic Alternatives Fund, please indicate using an appropriate symbol in the Schedule of Investments each issue of securities whose value was determined using significant unobservable inputs.

Response:  Registrant will use footnotes consistent with this comment in its next annual report to shareholders.

6) Comment:  Registrant’s Form N-CEN for the periods ending December 31, 2020, and December 31, 2021 indicate NAV errors during each period.  Specifically, Registrant’s Form N-CEN for the period ending December 31, 2020 indicates a NAV error for the

U.S. Securities and Exchange Commission

Emerging Markets Equity Fund, and the Form N-CEN for the period ending December 31, 2021 indicates a NAV error for the Small Cap Equity Fund.  Please supplementally describe each error, including the amount of reimbursement, if any.

Response:

On June 18, 2020, the Administrator incorrectly adjusted the principal amount on a total return swap sale made by the Emerging Markets Equity Fund by manually omitting a decimal.  The Administrator caught and corrected the error while conducting cash reconciliations on June 19, 2020, but it had already been included in the June 18, 2020 NAVs.  The error resulted in the NAV of each class of the Emerging Markets Equity Fund to be overstated by $0.05 per share on June 18, 2020.  On June 24, 2020, shareholder transactions were reprocessed as of June 18, as the error of 0.53% exceeded the Fund’s materiality threshold of 0.50% of NAV.  Thus, all shareholders purchasing or redeeming shares on that date received the correct number of shares or amount of redemption proceeds, as applicable.

Between October 14, 2020 and January 29, 2021, the Administrator failed to update the price of a holding in a company (the “Issuer”) to reflect a merger.  The Issuer was held by the Small Cap Equity Fund, and the error resulted in an understated daily NAV ranging from 0 up to 36 bps during this period.  As a result of the merger, the Issuer became publicly traded, and certain of its shares of preferred stock should have been converted into common stock, and others converted into escrow shares.  The new common stock and escrow shares should have been priced at the publicly available price.  The Valuation Committee of the Adviser to the Registrant (the “Valuation Committee”) was made aware of a discrepancy in the price of the Issuer’s shares between the Administrator’s Fund Accounting department and the Custodian (the Administrator and Custodian for the Funds is the same firm) on December 31, 2020, but was not made aware of the merger or any other information explaining the price discrepancy.  Based on information known at that time, the Valuation Committee instructed that the security continue to be valued utilizing the same methodology that had been used to price the security to date.  After discovering the reason for the discrepancy, the Administrator ultimately updated the price on the books of the Small Cap Equity Fund on February 1, 2021.  Because the error fell below the 50 bps materiality threshold in the Fund’s Pricing and Valuation Procedures, no shareholder transactions were re-processed.  Due to net shareholder subscriptions over the period, the Small Cap Equity Fund incurred a cumulative loss of $12,718.97, for which the Administrator reimbursed the Fund in early March 2021.

In each instance, the Administrator and the Valuation Committee have taken subsequent remedial measures designed to prevent the same issues from recurring in the future.  Each NAV error, including the nature of the error and remedial measures taken to prevent (and more promptly detect and correct) future errors, was reported to the Board of Trustees of the Registrant.  These changes did not materially affect and are not reasonably likely to materially affect the Registrant’s internal control over financial reporting.

U.S. Securities and Exchange Commission

7) Comment:  Item 4(e)(2) of Registrant’s Form N-CSR discloses 100% for Items (b), (c), and (d) of Item 4.  However, this paragraph is intended to describe the circumstances where pre-approval was waived, not where it was obtained.  Please confirm the amount disclosed is accurate.

Response:  Registrant inadvertently disclosed the percentage of transactions for which pre-approval was obtained (rather than waived) in response to Item 4(e)(2).  In its next annual report to shareholders, registrant will revise its Item 4(e)(2) disclosure to describe the circumstances where pre-approval was waived, not where it was obtained.

8(a)) Comment:  Item C.17. of Registrant’s N-CEN for the period ending December 31, 2021 lists fewer than ten entities acting as principals with which the Fund did principal transactions for the following funds: Equity Index Fund, Value Equity Fund, Growth Equity Fund, International Equity Fund, MyDestination 2015 Fund, MyDestination 2025 Fund, International Equity Index Fund.  Please update this Item to provide the top ten such dealers for each Fund.

Response:  Registrant confirms that each of these Funds transacted on a principal basis with fewer than ten dealers during the reporting period.

8(b)) Comment:  Item C.20.a.1. of Form N-CEN requires listing the individual names of each fund that may use the line of credit, rather than stating “all series of the Registrant.”  Please update.

Response:  Registrant will list each individual fund name in its next annual report to shareholders.

In connection with the Registrant’s responses to the Staff’s comments on the Annual Report, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8416, or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc: Melanie Childers
    Matthew A. Wolfe, Esquire
    Jessica D. Burt, Esquire